SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Coca-Cola HBC AG
(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Turmstrasse 26
CH-6300 Zug
Switzerland
+41 41 726 0110
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes      ☐      No     ☒

This Form 6-K consists of  Notice of AGM filed on May 28 2014.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult your stockbroker, solicitor, accountant, bank manager or other independent tax or financial adviser immediately.

If you have sold or otherwise transferred all of your shares in Coca-Cola HBC AG, please send this document, together with the accompanying reply form as soon as possible to the purchaser or transferee or to the custodian, nominee, bank representative or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee.

Notice of Annual General Meeting of

Coca-Cola HBC AG

incorporated as a stock corporation (Aktiengesellschaft)
under the laws of Switzerland and registered in Switzerland
with business identification number CH-235.296.902,
registered office in Steinhausen and
registered address at Turmstrasse 26, 6300 Zug, Switzerland

                                                                                                                                                                       Wednesday, 25 June 2014, 1:00 pm CET

                                                                                                                                                                                      at Theater Casino Zug,
Artherstrasse 2-4, Zug, Switzerland

                                                                                                                                                                 Opening of doors to meeting room: 12:30 pm CET

Beginning of meeting: 1:00 pm CET

Coca-Cola HBC AG

Letter from the Board of Directors

Zug, 28 May 2014

Annual General Meeting of Coca-Cola HBC AG to be held on 25 June 2014

Dear shareholders,

We are writing to you in connection with Coca-Cola HBC AG's Annual General Meeting, which will be held on Wednesday, 25 June 2013, 1:00 pm CET at Theater Casino Zug, Artherstrasse 2-4, Zug, Switzerland. The formal notice of the Annual General Meeting is set out beginning on page 6 (the “Notice”).

The proposals of the Board of Directors to be considered at the Annual General Meeting are as follows:

1.
To receive the 2013 UK Annual Report and the 2012/2013 Report on Financial Statements and Other Information Required under Swiss Law and to approve the annual management report, the stand-alone financial statements of Coca-Cola HBC AG for the financial year beginning on 19 September 2012 and ended on 31 December 2013 (the “Stand-Alone Financial Statements”) and the consolidated financial statements of Coca-Cola HBC AG and its subsidiaries for the year ended 31 December 2013.

2.
To approve, by way of an advisory vote, the Remuneration Report of the Board of Directors, other than the section containing the Remuneration Policy of Coca-Cola HBC AG, in the form set out in the 2013 UK Annual Report.

3.	To approve, by way of an advisory vote, the Remuneration Policy of Coca-Cola HBC AG, in the form set out in the UK Annual Report.

4.
To declare a dividend of EUR 0.354 on each ordinary registered share of Coca-Cola HBC AG with a par value of CHF 6.70 out of the general capital contribution reserve, as shown in the Stand-Alone Financial Statements (capped at an amount of CHF 200,000,000).

5.	To grant discharge to the members of the Board of Directors and the members of the Operating Committee for the financial year beginning on 19 September 2012 and ending on 31 December 2013.

6.
To amend articles 11 no. 2, 5 and 6, 16 para. 2 and 5, 18, 23 para. 1, 24 para. 1 and 3, 25 para. 3 no. 7, 27, 30, 32 through 39 of the Articles of Association of Coca-Cola HBC AG (plus certain editorial changes). This is made in order to address the requirements of the Swiss ordinance against excessive compensation in listed companies, which entered into force on 1 January 2014.

7.	To re-elect certain current members of the Board of Directors and to elect the Chairman of the Board of Directors, the Remuneration Committee and certain new members of the Board of Directors.

8.	To elect Ms. Ines Poeschel, Kellerhals Attorneys at law, Zurich, Switzerland, as the independent proxy of Coca-Cola HBC AG.

9.
 To (i) re-elect PricewaterhouseCoopers AG, Switzerland, as the statutory auditor of Coca-Cola HBC AG, (ii) approve, by way of an advisory vote, the re-appointment of PricewaterhouseCoopers S.A., Greece, as the independent registered public accounting firm of Coca-Cola HBC AG for the purposes of reporting under the applicable rules of the UK’s Financial Conduct Authority and United States securities laws, and (iii) re-elect Ernst & Young AG, Switzerland, as audit expert for audits of capital increases.

The Notice contains the full and authoritative text of the items of the agenda and the proposals of the Board of Directors. It also sets out further detail and explanation in relation to each proposal to be considered at the Annual General Meeting.

Your attention is also drawn to the recommendation of the Board of Directors set out on page 21 of the Notice.

A reply form in relation to the Annual General Meeting is enclosed with this document and should be filled out and returned in accordance with the instructions printed on the form as soon as possible, and in any event, no later than 18 June 2014. Alternatively, you may make use of an online proxy voting platform by 20 June 2014 by using the URL and your access code printed on your reply form. The section headed “Organisational matters and notes” beginning on page 21 of the Notice also sets the procedures for your participation and voting. You should read this information carefully before completing the reply form.

We would also like to take this opportunity to thank Anastasios P. Leventis, Haralambos K. Leventis, John Hunter and Stefan F. Heidenreich, who will retire from the Board of Directors at the Annual General Meeting, for their contribution to Coca-Cola HBC AG.

The Annual General Meeting provides shareholders with an opportunity to communicate with the Board of Directors and we welcome your participation.

Yours faithfully
By order of the Board of Directors
George A. David, Chairman                                                                                                           (letter without signature)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting (“Annual General Meeting”) of Coca-Cola HBC AG will be held on Wednesday, 25 June 2014, 1:00 pm CET. In accordance with art. 13 para. 3 of Coca-Cola HBC AG’s articles of association (“Articles of Association”), the Annual General Meeting will be held at Theater Casino Zug, Artherstrasse 2-4, Zug, Switzerland, and will be conducted in English.

Agenda

The meeting will consider the following proposals:

1
Receipt of the 2013 UK Annual Report and the 2012/2013 Report on Financial Statements and Other Information Required under Swiss Law, as well as approval of the annual management report, the stand-alone financial statements and the consolidated financial statements

2	Advisory vote on the Remuneration Report

3	Advisory vote on the Remuneration Policy

4	Appropriation of reserves / declaration of dividend

5	Discharge of the members of the Board of Directors and the members of the Operating Committee

6	Amendment of Articles of Association

7	Election of the Board of Directors, the Chairman of the Board of Directors and the Remuneration Committee

7.1	Current members of the Board of Directors

7.1.1	Re-election of George A. David as a member of the Board of Directors and election as the Chairman of the Board of Directors (in a single vote)

7.1.2	Re-election of Antonio D'Amato as a member of the Board of Directors and election as a member of the Remuneration Committee (in a single vote)

7.1.3	Re-election of Sir Michael Llewellyn-Smith as a member of the Board of Directors and election as a member of the Remuneration Committee (in a single vote)

7.1.4	Re-election of Susan Kilsby as a member of the Board of Directors and election as a member of the Remuneration Committee (in a single vote)

7.1.5	Re-election of Dimitris Lois as a member of the Board of Directors

7.1.6	Re-election of Anastassis G. David as a member of the Board of Directors

7.1.7	Re-election of Irial Finan as a member of the Board of Directors

7.1.8	Re-election of Christos Ioannou as a member of the Board of Directors

7.1.9	Re-election of Nigel Macdonald as a member of the Board of Directors

7.2	New members of the Board of Directors

7.2.1	Election of Anastasios I. Leventis as a member of the Board of Directors

7.2.2	Election of Christo Leventis as a member of the Board of Directors

7.2.3	Election of José Octavio Reyes as a member of the Board of Directors

7.2.4	Election of John P. Sechi as a member of the Board of Directors

8	Election of the independent proxy

9	Election of the auditors

9.1	Re-election of the statutory auditor

9.2	Advisory vote on re-appointment of the independent registered public accounting firm for UK and US purposes

9.3	Re-election of the audit expert for audits of capital increases

Proposals of the Board of Directors

1
Receipt of the 2013 UK Annual Report and the 2012/2013 Report on Financial Statements and Other Information Required under Swiss Law, as well as approval of the annual management report, the stand-alone financial statements and the consolidated financial statements

Motion:
The Board of Directors proposes that (i) the 2013 UK annual financial report (including the consolidated financial statements contained therein) prepared in connection with the premium listing of Coca-Cola HBC AG on the London Stock Exchange for the year ended 31 December 2013 (the “2013 UK Annual Report”) and the 2012/2013 report on financial statements and other information required under Swiss law (the “2012/2013 Additional Swiss Annual Report”) be received, and (ii) the annual management report and the stand-alone financial statements of Coca-Cola HBC AG (the “Stand-Alone Financial Statements”) for the financial year beginning on 19 September 2012 and ended on 31 December 2013 (together with the carrying forward of a net loss of CHF 28,318,152) as well as the consolidated financial statements of Coca-Cola HBC AG and its subsidiaries for the year ended 31 December 2013 be approved.

Explanation:
The 2013 UK Annual Financial Report has been prepared in connection with the premium listing of Coca-Cola HBC AG on the London Stock Exchange and its specific requirements for the year ended 31 December 2013. The 2012/2013 Additional Swiss Annual Report for Coca-Cola HBC AG’s financial year starting on its incorporation on 19 September 2012 and ending on 31 December 2013 complements the 2013 UK Annual Report with respect to certain additional Swiss information. Together with the 2013 UK Annual Report, it forms the annual business report of Coca-Cola HBC AG required under Swiss law, containing Coca-Cola HBC AG’s annual management report, the Stand-Alone Financial Statements of Coca-Cola HBC AG and the consolidated financial statements of Coca-Cola HBC AG and its subsidiaries (“CCHBC Group”) as further detailed on p. 2 of the 2012/2013 Additional Swiss Annual Report. The Board of Directors therefore proposes that the 2013 UK Annual Report and the 2012/2013 Additional Swiss Annual Report be received by the shareholders of Coca-Cola HBC AG.

While the consolidated financial statements show a profit after tax of EUR 221.2 million for 2013, the Stand-Alone Financial Statements do not show a balance sheet profit subject to appropriation by the shareholders. The net loss of CHF 28,318,152 will be carried forward.

The 2012/2013 Additional Swiss Annual Report also contains the report of Coca-Cola HBC AG’s statutory auditor, PricewaterhouseCoopers AG, Switzerland. In their report, PricewaterhouseCoopers AG recommends without qualification that the Stand-Alone Financial Statements and the consolidated financial statements be approved.

The 2013 UK Annual Report and the Stand-Alone Financial Statements can be accessed on the website of Coca-Cola HBC AG at: www.coca-colahbcag.com. The 2013 UK Annual Report and the 2012/2013 Additional Swiss Annual Report are also available for inspection by shareholders as set out in the section “Organisational matters and notes” – “Documents available for inspection” to this Notice.

2	Advisory vote on the Remuneration Report

Motion:
The Board of Directors proposes to approve, by way of advisory vote, the remuneration report of the Board of Directors, other than the section containing the remuneration policy of Coca-Cola HBC AG, in the form set out on pages 167 - 187 of the UK Annual Report.

Explanation:
The remuneration report is set out in the UK Annual Report on pages 167 – 187 and is divided into two sections. The first section sets out Coca-Cola HBC AG’s remuneration policy (see agenda item 3) and the second section details the implementation of the remuneration policy for the financial year ended 31 December 2013, including amounts paid to members of the Board of Directors for 2013 (“Remuneration Report”). The total remuneration paid or accrued for the members of the Board of Directors and the senior management amounts to EUR 15.1 million. The Remuneration Report aims to adhere to the form and content prescribed by the UK’s remuneration reporting regulations, which came into force in October 2013. Although as a Swiss company, Coca-Cola HBC AG is not required to comply with such remuneration reporting regulations, Coca-Cola HBC AG has sought to provide information broadly in line with UK practice in order to assist its shareholders in benchmarking Coca-Cola HBC AG against its peer companies. The Board of Directors therefore wishes to give shareholders an opportunity to approve, by way of an advisory non-binding vote, the Remuneration Report, other than the section containing the remuneration policy of Coca-Cola HBC AG (see further agenda item 3). As of the financial year 2014, Coca-Cola HBC AG is required, among other things, to prepare a remuneration report in accordance with Swiss law, due to the new Swiss ordinance against excessive compensation in listed companies, which entered into force on 1 January 2014.

3	Advisory vote on the Remuneration Policy

Motion:
The Board of Directors proposes to approve, by way of an advisory vote, the remuneration policy of Coca-Cola HBC AG, in the form set out on pages 168 – 179 of the UK Annual Report, which takes effect immediately after the end of the Annual General Meeting on 25 June 2014.

Explanation:
The remuneration policy forms part of the Remuneration Report and explains the governance and principles behind the structure of compensation for the members of the Board of Directors, the CEO and the Operating Committee and is set out on pages 168 – 179 of the UK Annual Report (“Remuneration Policy”). For members of the Board of Directors, the Remuneration Policy provides for an annual fixed fee plus additional fixed fees for membership in committees of the Board of Directors, such as the Audit Committee or the Remuneration Committee. For the CEO, as the only executive Director of Coca-Cola HBC AG, as well as the members of the Operating Committee, the Remuneration Policy provides for a remuneration consisting of the base salary and certain benefits as fixed pay, a cash bonus and stock option grants as variable pay as well as the participation in the employee stock purchase plan and the pension plan of Coca-Cola HBC AG. The Remuneration Policy established by the Remuneration Committee aims to attract, motivate and retain the members of the Board of Directors, the CEO and the Operating Committee and thus to be competitive compared to similar multinational companies in order to grow business and thus maximise shareholder value without minimising the objectivity of the Board of Directors. The Board of Directors therefore wishes to give shareholders an opportunity to approve, by way of an advisory non-binding vote, the Remuneration Policy.

4	Appropriation of reserves / declaration of dividend

Motion:
The Board of Directors proposes to declare a gross dividend of EUR 0.354 on each ordinary registered share with a par value of CHF 6.70 out of the general capital contribution reserve, as shown in the Stand-Alone Financial Statements. Own shares held directly by Coca-Cola HBC AG are not entitled to dividends. The total aggregate amount of the dividend shall be capped at an amount of CHF 200,000,000 (the “Cap”), and thus will reduce the general capital contribution reserve of CHF 6,433,831,298 as shown in the Stand-Alone Financial Statements, by a maximum of CHF 200,000,000 to a minimum of CHF 6,233,831,298. To the extent that the dividend calculated on EUR 0.354 per share would exceed the Cap on the day of the Annual General Meeting according to an exchange ratio determined by the Board of Directors in its reasonable opinion, the Euro per share amount of the dividend shall be reduced on a pro rata basis so that the aggregate amount of all dividends paid does not exceed the Cap. Payment of the dividend shall be made on 29 July 2014 to holders of Coca-Cola HBC AG shares on the record date of 11 July 2014.

Explanation:
Provided that the proposed distribution out of the general capital contribution reserve is approved, it is currently anticipated that the dividend will be paid on 29 July 2014 to holders of shares on the record date 11 July 2014. Accordingly, the shares will be traded ex-dividend as of 9 July 2014, and the last day on which the shares may be traded with entitlement to receive dividends will be 8 July 2014. The dividend may only be approved and paid if the Stand-Alone Financial Statements are approved in accordance with agenda item 1.

Coca-Cola HBC AG's statutory auditor, PricewaterhouseCoopers AG, Switzerland, has audited the proposed appropriation of available earnings (including the declaration of a dividend). The auditor's report states that the proposed appropriation complies with Swiss law and the Articles of Association.

5	Discharge of the members of the Board of Directors and the members of the Operating Committee

Motion:
The Board of Directors proposes that discharge be granted to the members of the Board of Directors and the members of the Operating Committee for the financial year beginning on 19 September 2012 and ending on 31 December 2013.

Explanation:
The Board of Directors asks shareholders to grant discharge from liability to members of the Board of Directors and the members of the Operating Committee for the financial year beginning on 19 September 2012 and ending on 31 December 2013. Under Swiss law, the discharge applies only in respect to disclosed facts, only in relation to the company as well in relation to shareholders who have approved the discharge or acquired shares since the resolution being aware of the resolution of discharge. The rights to legal action of other shareholders (i.e. shareholders who have neither approved the discharge nor acquired shares since the resolution) extinguishes within 6 months after the resolution of discharge.

6	Amendment of Articles of Association

Motion:
The Board of Directors proposes to amend articles 11 no. 2, 5 and 6, 16 para. 2 and 5, 18, 23 para. 1, 24 para. 1 and 3, 25 para. 3 no. 7, 27, 30, and 32 through 39 of the Articles of Association (plus certain editorial changes) as shown in the annex to this Notice.

Explanation:
On 3 March 2013, Swiss voters approved the so called “Minder” initiative against excessive compensation, which entails changes to the governance of listed stock companies. The Swiss Federal Council enacted the ordinance against excessive compensation in listed companies implementing the initiative, which entered into force on 1 January 2014, subject to certain transitional provisions. The amended Articles of Association ensure compliance with this ordinance.

The summary sets out material amendments to the Articles of Association that are proposed in order to address the requirements of this ordinance:

-
Elections of the members of the of the Board of Directors, the Chairman of the Board of Directors, the members of the Remuneration Committee and the independent proxy (art. 11 no. 5, art. 18 para. 4, art. 24 para. 2, art. 30 para. 5):

            Under the new rules, the members of the Board of Directors, its Chairman, the members of the Remuneration Committee and the independent proxy must be elected annually by shareholders. The current Articles of Association of Coca-Cola HBC AG already provide for the annual election of the members of the Board of Directors. However, amendments to the Articles of Association are necessary to the effect that the Chairman of the Board of
            Directors, the members of the Remuneration Committee and the independent proxy are elected by the shareholders. In the event that the office of the Chairman of the Board of Director is vacant, the Board of Directors shall appoint a new Chairman from among its members until the next Annual General Meeting. An analogous rule is proposed for the event that a seat on the Remuneration Committee is vacant, or that there is no independent proxy.

-	Representation of shareholders at the General Meeting (art. 16):

Due to the new rules, shareholders may no longer be represented by the corporate proxy or by depository institutions (such as banks) on an institutionalized basis, as was permitted under Swiss law previously in force. Rather, shareholders may only be represented by their legal representative, another shareholder (by means of a written proxy) or by the independent proxy (by means of a written or electronic proxy). The proposed amendments to the Articles of Association implement these changes. The members of the Board of Directors and the Operating Committee are still allowed to represent shareholders provided that this does not constitute an institutionalized representation of shareholders. Custodians may still represent shareholders if they act based on a written proxy and upon their instructions.

-	Remuneration Committee (art. 30):

The new rules require that the Articles of Association lay down the principal duties and responsibilities of the Remuneration Committee. The proposed amendments largely follow the currently existing duties and responsibilities of the Remuneration Committee.

-
Remuneration of the members of the Board of Directors and the Operating Committee – Elements of remuneration, incentive and participation plans, retirement benefits, sign-on bonuses, legal nature (art. 32, 33, 35, 38, 39):

            In line with Coca-Cola HBC AG’s current Remuneration Policy, the members of the Board of Directors receive fixed remuneration, while the members of the Operating Committee also receive certain variable remuneration elements, which are based on incentive and participation plans. As required under the new rules, the Articles of Association further detail the principles of those plans applicable to the members of the Operating Committee, which include (i) the cash management incentive plan, (ii) the employee stock option plan, and (iii) the employee share purchase plan. The Remuneration Committee will enact plans in accordance with these principles, which are expected to largely follow the existing plans, save for consequential amendments due to the new rules.
            The proposed amendments also allow remuneration to be paid through subsidiaries and allow indemnification and insurance for members of the Board of Directors and the Operating Committee. In addition, the proposed amendments allow the payment of retirement benefits to the members of the Operating Committee, which are based on regulations on occupational benefits or other retirement benefits that do not exceed the last paid out annual base salary per year. Finally, sign-on bonuses for new hires may only be paid if they include indemnification for disadvantages in connection with the change of employment.
            For the avoidance of doubt, the proposed provisions of the Articles of Association do not create, by themselves, individual claims for benefits.

-	Remuneration of the members of the Board of Directors and the Operating Committee – Approval by the General Meeting (“say on pay”) (art. 11 no. 6, art. 34):

The new rules require a binding shareholder vote on the aggregate amount of remuneration of the members of the Board of Directors and the Operating Committee. Therefore, the proposed amendments to the Articles of Association (applicable as of the next Annual General Meeting in 2015) require shareholder approval for the maximum aggregate amount of:

-	the remuneration payable to the Board of Directors until the next Annual General Meeting;
-	the remuneration payable to the Operating Committee (excluding the amount available for stock option grants) for the next financial year;
-	the remuneration payable to the Operating Committee in the form of stock option grants for the current financial year.
             If an aggregate amount is not approved, the Board of Directors may at any time submit new proposals for the approval of the respective aggregate amount to the General Meeting, and Coca-Cola HBC AG may pay remuneration subject to the subsequent approval of the General Meeting. For new hires, an extra amount of 50% of the approved maximum aggregate amounts is available without additional approval from shareholders.

-	Mandates outside the CCHBC Group (art. 36):
            The new rules require that the Articles of Association limit the number of board seats and senior executive positions that members of the Board of Directors and the Operating Committee may hold outside of the CCHBC Group.
            The proposed amendment limits the maximum number of permissible outside mandates to five mandates in listed companies, ten mandates in non-listed companies and ten mandates in associations, charitable organizations and other legal entities. Special rules apply for mandates held within the same group of companies or held by order of Coca-Cola HBC AG or another company.

-	Contracts with members of the Board of Directors and the Operating Committee (art. 37):
            The new rules require that the Articles of Association state the maximum duration or notice period for the termination of employment or service agreements with the members of the Operating Committee, and, if any, with the
            Board of Directors. To comply with these rules, the proposed amendment to the Articles of Association limits the maximum duration and notice period to 12 months. Contracts with members of the Operating Committee or with the members of the Board of Directors may also include a compensated non-compete clause after termination of the employment, which is, however, subject to two restrictions: first, the clause must not exceed 12 months, and second, the compensation is not allowed to exceed the annual base salary before the termination of the employment relationship (pro rata).

-	Miscellaneous amendments:
            The following proposed amendments do not entail substantive changes to the Articles of Association, but reflect legislative changes, clarify existing rules, or update terminology:
-
As mandated by the new rules, the proposed amendments clarify that the executive management of the business can only be delegated to natural persons. The amendments further reflect that Coca-Cola HBC AG’s executive management is called the Operating Committee (art. 27).

-
The revised accounting rules of the Swiss Code of Obligations, which came into force on 1 January 2013, require that the company prepare a 'management report' instead of an 'annual report' as of the 2015 financial year. The proposed amendments reflect this change (art. 11 no. 2).

-
Some amendments reflect the new formal requirement to disclose the remuneration paid or granted to members of the Board of Directors and the Operating Committee in a separate remuneration report, rather than (as under Swiss law previously in force) in the notes to the statutory financial statements (art. 25 para. 3 no. 7).

7	Election of the Board of Directors, the Chairman of the Board of Directors and the Remuneration Committee

7.1	Current members of the Board of Directors

Motion:
The Board of Directors proposes that shareholders individually re-elect each of the following current members of the Board of Directors, for a term of one year until the end of the next Annual General Meeting in 2015, as follows:

7.1.1	Re- election of George A. David as a member of the Board of Directors and election as the Chairman of the Board of Directors (in a single vote)

7.1.2	Re-election of Antonio D'Amato as a member of the Board of Directors and election as a member of the Remuneration Committee (in a single vote)

7.1.3	Re-election of Sir Michael Llewellyn-Smith as a member of the Board of Directors and election as a member of the Remuneration Committee (in a single vote)

7.1.4	Re-election of Susan Kilsby as a member of the Board of Directors and election as a member of the Remuneration Committee (in a single vote)

7.1.5	Re-election of Dimitris Lois as a member of the Board of Directors

7.1.6	Re-election of Anastassis G. David as a member of the Board of Directors

7.1.7	Re-election of Irial Finan as a member of the Board of Directors

7.1.8	Re-election of Christos Ioannou as a member of the Board of Directors

7.1.9	Re-election of Nigel Macdonald as a member of the Board of Directors

Explanation:
In accordance with the provisions of the UK Corporate Governance Code, each of the current members of the Board of Directors are submitting themselves for re-election at the Annual General Meeting, other than Messrs. Anastasios P. Leventis, Haralambos K. Leventis, John Hunter and Stefan F. Heidenreich, who will retire from the Board of Directors at the end of the Annual General Meeting. Each of the other current members of the Board of Directors has been recommended for re-election by Coca-Cola HBC AG’s Nomination Committee after consultation with the Chairman, having regard to the provisions of the Articles of Association and the recommendations of the UK Corporate Governance Code. The Board of Director’s composition was carefully considered as part of the Nomination Committee’s evaluation of the performance of the Board of Directors, its committees and members during the first half of 2014 and following this evaluation, the Board of Directors is satisfied that it and its committees have the appropriate balance of experience, independence and knowledge of the CCHBC Group, as well as the diversity, to enable them to discharge their respective duties and responsibilities effectively. The Board of Directors is of the view that each of the Directors proposed for re-election continues to make an effective contribution to the Board of Directors and demonstrates commitment to their role and therefore recommends the re-election of such Directors for a term of one year until the end of the next Annual General Meeting in 2015. Further information about the Directors proposed for re-election, including their biographies, is set out in the 2013 UK Annual Report, which is available for inspection by shareholders as set out in the section “Organisational matters and notes” – “Documents available for inspection” to this Notice.

7.2	New members of the Board of Directors

Motion:
The Board of Directors proposes that shareholders individually elect each of the following persons as new members of the Board of Directors, for a term of one year until the end of the next Annual General Meeting in 2015, as follows:

7.2.1	Election of Anastasios I. Leventis as a member of the Board of Directors

7.2.2	Election of Christo Leventis as a member of the Board of Directors

7.2.3	Election of José Octavio Reyes as a member of the Board of Directors

7.2.4	Election of John P. Sechi as a member of the Board of Directors

Explanation:
Messrs. Anastasios I. Leventis, Christo Leventis, José Octavio Reyes and John P. Sechi are being proposed for election as new members of the Board of Directors to succeed Messrs. Anastasios P. Leventis, Haralambos K. Leventis, John Hunter and Stefan F. Heidenreich, who will retire from the Board of Directors at the end of the Annual General Meeting. Each proposed new member of the Board of Directors has been recommended for election as a non-executive director by Coca-Cola HBC AG’s Nomination Committee after consultation with the Chairman, having regard to the provisions of the Articles of Association and the recommendations of the UK Corporate Governance Code. The Board of Directors recommends the election of each of the proposed new members of the Board of Directors on the basis of their experience as outlined in the brief biographies set out below:

Anastasios I. Leventis
Mr. Anastassis I. Leventis serves as a director of the Leventis Group, a diversified international business group, and as a trustee of the Leventis Foundation. In addition, Mr. A. Leventis is a director of Alpheus Group Limited, a private asset management company managing assets of private clients and charitable foundations. Mr. A. Leventis is vice president of the Council of the University of Cyprus, a member of the board of overseers of the Gennadius Library in Athens and a member the board of the WWF in Greece. Mr. A. Leventis holds a B.A. in Classics from the University of Exeter and an MBA from New York University’s Leonard Stern School of Business.

Christo Leventis
Mr. Christo Leventis worked as an Investment Analyst with Credit Suisse Asset Management from 1994 to 1999. In 2001, he joined J.P. Morgan Securities as an Equity Research Analyst focusing on European beverage companies. In 2003, Mr. C. Leventis started the private equity investment arm of Alpheus, a private asset management company, and also serves as a member of its investment advisory committee. From 2003 until March 2014, Mr. C. Leventis was a member of the board of directors of Frigoglass S.A.I.C., a leading global manufacturer of commercial refrigeration products for the beverage industry. Mr. C. Leventis holds a B.A. in Classics from University College London and an MBA from the Kellogg School of Management in Chicago.

José Octavio Reyes
Mr. José Octavio Reyes, is the former Vice Chairman of The Coca-Cola Export Corporation, a position in which he served from January 2013 until his retirement in March 2014. He was president, Latin America Group at The Coca-Cola Company from December 2002 to December 2012. Mr. Reyes began his career with The Coca-Cola Company in 1980 at Coca-Cola de México as Manager of Strategic Planning. In 1987, he was appointed Manager of the Sprite and Diet Coke brands at Corporate Headquarters in Atlanta. In 1990, he was appointed Marketing Director for Brazil, and later became Marketing and Operations Vice President for Coca-Cola de Mexico. Mr. Reyes became President for Coca-Cola de Mexico in 1996. In September 2002, Mr. Reyes was named President of the North Latin America Division at Coca-Cola, comprising Mexico, Venezuela, Colombia, Central America and the Caribbean. Prior to joining Coca-Cola, Mr. Reyes spent five years with Grupo IRSA, a Monsanto Company joint venture. Mr. Reyes has been a member of the board of directors of Comex Paints since 2006; member of the board of directors of MasterCard WorldWide since January 2008, and is a member of the board of directors of Papalote Children's Museum in Mexico City. Mr. Reyes holds a BS in chemical engineering from the Universidad Nacional Autónoma de México and a MBA in business administration from the Instituto Tecnológico de Estudios Superiores de Monterrey.

John P. Sechi
Mr. Sechi started his career as a financial analyst and audit manager. In 1985, he joined The Coca-Cola Company as an internal auditor. In 1987, Mr. Sechi became the Finance Director for Coca-Cola Great Britain Limited based in London. The following year, he was appointed General Manager of the European Supply Point Group and in 1990 he moved to Madrid to join the Iberian Division as Chief Financial Officer. In 1993, Mr. Sechi was promoted to President of the Central Mediterranean Division of The Coca-Cola Company, based in Milan, where he was responsible for operations in Greece, Cyprus, Malta, Bulgaria, Former Yugoslavia (Croatia, Serbia, Bosnia, Montenegro, Kosovo and FYROM), Albania and Italy. In 1998, he was promoted to President of the German Division, based in Dusseldorf. Mr. Sechi was Chairman of Globalpraxis, a commercial consulting firm, from 2001 to 2008. From 2007 until 2013, he was the President, Greater Europe of The Campbell Soup Company, and from 2006 to 2011, a non-executive Board member and Chairman of the Audit Committee of Coca-Cola Içecek. Mr. Sechi has a BA in Business Management from Ryerson University in Toronto and is a Chartered Accountant (Canada).

The general terms of appointment applicable to each current and new non-executive member of the Board of Directors proposed to be re-elected or elected (as the case may be) are also available for inspection by shareholders as set out in the section “Organisational matters and notes” – “Documents available for inspection” to this Notice.

8	Election of the independent proxy

Motion:
The Board of Directors proposes to elect Ms. Ines Poeschel, Kellerhals Attorneys at law, Zurich, Switzerland, as independent proxy for a term of one year until the end of the next Annual General Meeting in 2015.

Explanation:
In compliance with articles 8 and 30 of the new Swiss ordinance against excessive compensation in listed stock companies, the Annual General Meeting elects the independent proxy for a term of one year until the end of the next Annual General Meeting in 2015. Unless shareholders appoint an individual proxy by written power of attorney, the independent proxy is the only proxy available through which shareholders not attending the meeting can vote at the Annual General Meeting. See also the section “Organisational matters and notes” – “Proxies” to this Notice.

The proposed independent proxy, Ms. Ines Poeschel, a partner and attorney-at-law at Kellerhals Attorneys at law, Zurich, holds office as Coca-Cola HBC AG’s independent proxy since 2013. Ms. Poeschel has confirmed to the Board of Directors that she is independent as required under the Swiss ordinance against excessive compensation in listed stock companies in order to take this role.

9	Election of the auditors

9.1	Re-Election of the statutory auditor

Motion:
The Board of Directors proposes to re-elect PricewaterhouseCoopers AG, Zurich, Switzerland, as the statutory auditor of Coca-Cola HBC AG for the financial year ending 31 December 2014.

Explanation:
Upon the recommendation of the Audit Committee, the Board of Directors proposes that PricewaterhouseCoopers AG, Zurich, Switzerland, be re-elected for the financial year ending 31 December 2014, as the statutory auditor of Coca-Cola HBC AG. The statutory auditor’s main task is to audit the consolidated financial statements and the statutory financial statements.

9.2	Advisory vote on re-appointment of the independent registered public accounting firm for UK and US purposes

Motion:
The Board of Directors proposes (i) to approve, by way of an advisory vote, the re-appointment of PricewaterhouseCoopers S.A., Halandri, Greece, as the independent registered public accounting firm of Coca-Cola HBC AG for the purposes of reporting under the rules of the UK’s Financial Conduct Authority and United States securities laws, to hold office for a term of one year until the next Annual General Meeting and (ii) to confirm, by way of an advisory vote, the authority of the Audit Committee to determine PricewaterhouseCoopers S.A.'s terms of engagement and remuneration.

Explanation:
Upon the recommendation of the Audit Committee, the Board of Directors proposes that shareholders approve, by way of an advisory non-binding vote, the re-appointment of PricewaterhouseCoopers S.A., Halandri, Greece (“PwC S.A.”), an affiliate of PricewaterhouseCoopers AG, as the independent registered public accounting firm of Coca-Cola HBC AG for the purposes of reporting under the Disclosure and Transparency Rules and the Listing Rules of the UK’s Financial Conduct Authority and United States securities laws, to hold office for a term of one year until the next Annual General Meeting in 2015. The Audit Committee reviews both the audit scope and estimated fees for professional services for the coming year and as such, the Board of Directors proposes that shareholders confirm, by way of an advisory non-binding vote, the authority of the Audit Committee to determine PwC S.A.'s terms of engagement and remuneration. The CCHBC Group has had a working association with PwC S.A. since 2003.

10.3	Election of the audit expert for audits of capital increases

Motion:
The Board of Directors proposes to re-elect Ernst & Young AG, Zurich Branch, Switzerland, as audit expert for audits of capital increases, to hold office for a term of one year until the next Annual General Meeting in 2015.

Explanation:
The Board of Directors proposes that Ernst & Young AG, Zurich, Switzerland, be re-elected as auditors of Coca-Cola HBC AG in connection with any capital increases. The main task of the special auditor is to provide special audit reports required under Swiss law in respect of certain capital increases of Coca-Cola HBC AG.

Recommendation of the Board of Directors

The Board of Directors considers that all of the proposals to be considered at the Annual General Meeting are in the best interests of the Coca-Cola HBC AG and its shareholders as a whole. Accordingly, the Board of Directors unanimously recommends that you vote in favour of all the proposed resolutions, as the Directors who hold shares in Coca-Cola HBC AG intend to do in respect of their own beneficial holdings.

Organisational matters and notes

Participation in the Annual General Meeting

a)	Registered Shareholders

Shareholders registered in the share register with voting rights on 23 June 2014 at 1:00 pm CET (voting record date) will be entitled to vote at the Annual General Meeting. They may elect to vote either by way of personal attendance or by a representative in accordance with the terms set out below. Registration in the share register with voting rights may be time consuming and shareholders wishing to vote are urged to duly apply for registration as soon as possible. In any event, the last business day before the voting record date on which registration requests will be processed is 20 June 2014.

Registered shareholders will receive a reply form together with this Notice, which includes the web address (URL) and your access code for the online proxy voting platform that shareholders may use in connection with the Annual General Meeting.

If you are a registered shareholder and elect to give voting instructions or to order an admission card electronically via the online proxy voting platform, please register online by using the URL and your access code printed on the reply form. You may then appoint the independent proxy and give voting instructions electronically or order an admission card electronically by 20 June 2014 at the latest.

If you are a registered shareholder and elect to return the printed reply form, please return it as soon as possible and by 18 June 2014 at the latest to Coca-Cola HBC AG, c/o ShareCommService AG, Europastrasse 29, CH-8152 Glattbrugg, Switzerland. Please note the section “Signing of reply forms” below. Preparation for the Annual General Meeting will be facilitated by the prompt return of your reply form.

In detail, voting materials will be sent to shareholders as follows:

-	Registered shareholders who are entered in the share register up to and including 21 May 2014 will be sent this Notice and the reply form on or around the date of this Notice;

-	Registered shareholders who are entered in the share register in the period between 21 May 2014 and 30 May 2014 will be sent this Notice and the reply form in a subsequent mailing;

-
Shareholders who are entered in the share register as shareholders with voting rights after 30 May 2014 but before 23 June 2014 will be sent this Notice and the reply form upon request only. No requests for registration in the share register will be processed between 23 and 25 June 2014;

-
If registered shareholders increase their shareholding registered in the share register with voting rights by 20 June 2014 (close of business), proxies and voting instructions will be amended automatically without any further notice and extend to the additionally registered shares. If the shareholding eligible for voting increases or decreases after issuance of the admission card, shareholders will receive a new admission card and voting materials upon registration at the information desk of the Annual General Meeting; and

-	Registered shareholders entered in the share register as shareholders without voting rights will not receive voting materials enabling them to attend, vote, or appoint a proxy to vote.

Shareholders who dispose of their shares prior to 23 June 2014, 1:00 pm CET, are not entitled to vote at the Annual General Meeting. Previously issued admission cards, as well as proxies, will become invalid automatically. Shareholders who dispose of their shares after 23 June 2014, 1:00 pm CET, remain entitled to vote at the Annual General Meeting.

b)	CDI Attendants

In connection with the admission of Coca-Cola HBC AG's shares to the premium segment and to trading on the London Stock Exchange, Coca-Cola HBC AG entered into arrangements enabling investors to hold, transfer and settle interests in Coca-Cola HBC AG's shares in the form of CREST depository interests (“CDIs”). CDIs are independent uncertificated securities constituted under English law, allowing the electronic settlement of trades in Coca-Cola HBC's shares via the CREST system operated by Euroclear UK & Ireland Limited. Each CDI represents one Coca-Cola HBC ordinary share.

The following persons (referred to as “CDI Attendants”), who are

-	CREST members holding CDIs as beneficial owner;

-	CREST members holding CDIs who act upon instructions from the beneficial owners (nominees), provided that they disclose the name, address and shareholding of such beneficial owners; or

-	Beneficial owners (other than CREST members) of CDIs who can establish through which nominees they hold their CDIs and disclose their the name, address and shareholding,

are entitled to attend the Annual General Meeting, or to be represented by a proxy, and to cast their votes where they are the subject of an omnibus proxy expected to be granted by CREST International Nominees Limited in favour of such CDI Attendants.

CREST members who are entered in the CDI register maintained under the operation of Euroclear UK & Ireland Limited (the “CDI Register”) will receive a reply form together with this Notice, which includes the web address (URL) and the access code for the online proxy voting platform that such CREST members may use in connection with the Annual General Meeting. Those members, or the beneficial owners of CDIs, should use the reply form to order admission cards or appoint a proxy. All nominees are requested to forward copies of this Notice and the reply form (except for the access details to the online proxy voting platform) immediately to the beneficial owners of CDIs and to thereby clearly indicate the nominee's address for reply mail. Beneficial owners of CDIs are requested to follow the instructions of the CREST member through whom they hold their CDIs and to return any forms or voting instructions to such CREST member.

Preparation for the Annual General Meeting will be facilitated by the prompt return of your reply form. Beneficial owners of CDIs should return them as soon as possible to their nominees, and CREST members should return them as soon as possible and, in any event, by 18 June 2014 at the latest to Coca-Cola HBC AG, c/o ShareCommService AG, Europastrasse 29, CH-8152 Glattbrugg, Switzerland, except if they elect to return the reply form via the online proxy voting platform, as set out below. Processing of reply forms including beneficial ownership declarations may be time consuming and cannot be guaranteed if reply forms are received later than 18 June 2014. In any case, please note the section “Signing of reply forms” below.

Instead of returning the reply form by mail, CREST members may also return it via the online proxy voting platform. In such case, please register online by using the URL and your access code printed on the reply form. You may then scan and upload the printed and signed reply form. Please submit the reply form electronically as soon as possible and on 20 June 2014 at the latest. Note that this electronic platform is only available for use by CREST members and not for beneficial owners of CDIs who hold their CDIs through a nominee.

Please note that, in addition to returning the reply card, to be eligible to attend and vote at the Annual General Meeting (in person or by proxy), CDI attendants must also transfer their holding of CDIs (i.e. such balance of CDIs in respect of which they wish to vote) to an escrow balance in CREST by inputting a transfer to escrow instruction in CREST to settle by 11:00 am BST on 20 June 2014 at the latest in accordance with the instructions set out in the corporate action bulletin to be published by Euroclear UK & Ireland Limited on or around 28 May 2014 (available on the Euroclear UK & Ireland section of its website at: www.euroclear.com). Beneficial ownership of the CDIs will be unchanged by reason of the transfer to escrow. Such CDIs will be held by CREST Depository Limited under the control of and to the order of Coca-Cola HBC AG (and, therefore, will not be available for any transaction or changing purposes) until they are released from escrow, which will take place automatically before the commencement of dealings on the London Stock Exchange on 24 June 2014, 08:00 am BST (to the extent practicable).

It is the sole responsibility of each CREST member and the beneficial owners for whom it acts as a nominee to ensure that the CDIs transferred into escrow are at least equal to the total number of CDIs for which voting rights are asserted by such CREST member and the beneficial owners for whom it acts as a nominee. If a beneficial owner gives voting instructions or returns a reply form to a CREST member, Coca-Cola HBC AG recommends that such CREST member immediately transfers the required balance of CDIs into escrow in order to avoid any shortage of CDIs in escrow. If a CREST member fails to duly transfer a sufficient number of CDIs into escrow, all (and not only the exceeding) voting rights, reply forms and voting instructions relating to its CDIs will be disregarded, unless: (i) such CREST member has informed Coca-Cola HBC AG, c/o ShareCommService AG, Europastrasse 29, CH-8152 Glattbrugg, Switzerland, in writing by registered mail and by 23 June 2014, 11:00 am BST (time of receipt) which voting rights, reply forms and voting instructions relating to its CDIs and exceeding the balance of CDIs in escrow are to be disregarded and which are not; or (ii) if Coca-Cola HBC AG, in its sole discretion, determines that it can otherwise establish which voting rights, reply forms and/or voting instructions relating to such CDIs should be disregarded and which should not.

In detail, voting materials will be sent as follows:

-	CREST members who are entered in the CDI Register up to 21 May 2014 will be sent this Notice and the reply form around the date of this Notice;

-	CREST members who entered in the CDI Register in the period between 21 May 2014 and 30 May 2014 will be sent this Notice and the reply form in a subsequent mailing; and

-	CREST members who will be entered in the CDI register after 30 May 2014 but before 20 June 2014 will be sent this Notice and the reply form upon request only.

c)	DSS Holders

In connection with its secondary listing on the Athens Exchange, Coca-Cola HBC AG shares may be held in bookentry form in the Greek dematerialised securities system (“DSS”) in DSS accounts. Based on reporting of DSS account information, Coca-Cola HBC AG registers in its share register all holders of Coca-Cola HBC AG shares in DSS accounts (“DSS Holders”) as shareholders without voting rights from time to time. As registered shareholders, DSS Holders will generally be subject to the same rules as other registered shareholders, as set out in section a) above, except as mentioned below. In particular, they will receive the same information as other registered shareholders (including the web address (URL) and an access code for the online proxy voting platform) except that their reply form is designed so as to facilitate their registration in the share register with voting rights in order to vote at the Annual General Meeting.

In order to be eligible to vote, however, DSS Holders must explicitly declare on their reply form that they hold their shares as beneficial owners, i.e. in their own name and for their own account. By giving a beneficial ownership declaration, DSS Holders may be registered in the share register as shareholders with voting rights in accordance with art. 7 para. 2 of the Articles of Association. Beneficial ownership declarations will also extend to additional shares acquired and registered by 20 June 2014.

Nominees who qualify as financial intermediaries under art. 7 para. 3 of the Articles of Association may be eligible to vote provided that they disclose the name, address and shareholding of all such beneficial owners upon whose voting instructions they act. On the reply form, DSS Holders will also consent to be requalified as shareholders without voting rights after the general meeting.

If you are a DSS holder and elect to register with voting rights, give voting instructions or to order an admission card electronically via the online proxy voting platform, please register online by using the URL and your access code printed on the reply form. You may then appoint the independent proxy and give voting instructions electronically or order an admission card electronically by 20 June 2014 at the latest. Note that if your DSS account information contains a mailing address indicating not you but a third party (including custodians and other representatives) as the addressee, you or such third party acting on your behalf will need to scan and upload the printed and signed reply form (plus, if applicable, a power of attorney, a sample of which is provided to such DSS Holders as annex 2 to their reply form) to the online proxy voting platform for authentication purposes (please also note the section “Signing of reply forms” below). Please contact your DSS operator if you would like to change your mailing address in your DSS account information.

If you are a DSS Holder and elect to return the printed reply form, you are urged to return their reply form as soon as possible and in any event by 18 June 2014 at the latest to Coca-Cola HBC AG, c/o ShareCommService AG, Europastrasse 29, CH-8152 Glattbrugg, Switzerland. Processing of reply forms including registration requests and beneficial ownership declarations may be time consuming and cannot be guaranteed if reply forms are received later than 18 June 2014. In any event, the last business day before the voting record date on which registration requests on reply forms will be processed is 20 June 2014. Also, please note the section “Signing of reply forms” below.

If DSS Holders who declare to be the beneficial owner of their shares increase their shareholding recorded in DSS by 20 June 2014 (close of business), proxies and voting instructions will be amended automatically without any further notice and extend to the additionally registered shares. If the shareholding eligible for voting increases or decreases after issuance of the admission card, DSS Holders will receive a new admission card and voting materials upon registration at the information desk of the Annual General Meeting. DSS Holders who dispose of their shares in DSS by 23 June 2014 (close of business) are not entitled to vote at the Annual General Meeting. DSS Holders who dispose of their shares in DSS after 23 June 2014 remain entitled to vote at the Annual General Meeting.

Signing of reply forms

Reply forms submitted by mail or, if applicable, uploaded as a scan through the online proxy voting platform must be signed as follows:

-	by the relevant shareholder or CDI Attendant personally;

-	if such shareholder or CDI Attendant is a legal entity, by duly authorized representatives of such legal entity (typically stamped and signed by two authorized signatories);

-	if such shareholder or CDI Attendant is a minor or incapable to act, by its legal representative;

-
if any other persons, such as custodians, depositary banks, asset managers, DSS operators, financial intermediaries or any other representatives (other than nominees being shareholders or CDI holders of record who act in their own name), sign a reply form, the reply form must be accompanied by a written, dated and signed power of attorney by the relevant registered shareholder or CDI Attendant that in the view of Coca-Cola HBC clearly evidences the authorization to sign the reply form, including the matters contained therein, on such shareholder’s or CDI Attendant’s behalf. (In order to take account of the particularities of the Greek DSS, a sample of such a proxy is provided to certain DSS Holders as Annex 2 to their reply form, as mentioned in the preceding section “Participation in the Annual General Meeting – “DSS Holders”.)

Note that pursuant to mandatory Swiss law, Coca-Cola HBC AG is not permitted to admit any institutionalized form of representation, including representation based on foreign law or on general terms on conditions, by depositary banks or asset managers (other than nominees being shareholders or CDI holders of record) but may only admit custodians, depositary banks, asset managers, DSS operators, financial intermediaries if they act either in their own name or upon an express, written and signed power of attorney and upon instructions by the shareholder of record.

Coca-Cola HBC AG has authority and responsibility to verify the due authorization of signatories of the reply forms and any powers of attorney as it deems it required. In case of doubt, Coca-Cola HBC AG retains the right to require, in its discretion, additional conclusive evidence on signature authority (such as excerpts from commercial registers, certificates of incumbency, written proxies specifically authorizing the signatory to sign the reply form, etc.).

Physical Attendance

Registered shareholders (including DSS Holders) or CDI Attendants who wish to attend the Annual General Meeting personally should apply for personal attendance by returning the reply card filled in accordingly.

In relation to registered shareholders, admission cards and voting materials will be sent by mail starting 16 June 2014. Otherwise, shareholders may pick up the admission card at the information desk at the Annual General Meeting upon photo identification.

In relation to CDI Attendants, admission cards will be available for pick-up at the information desk of the Annual General Meeting. When picking up their admission card, CDI Attendants are requested to present photo identification.

Proxies

Shareholders and CDI Attendants who do not wish to attend the Annual General Meeting in person can, in general, be represented as follows:

-
By the independent proxy, Ms. Ines Poeschel, Kellerhals Attorneys at Law, Raemistrasse 5, CH-8024 Zurich. Shareholders or CDI Attendants who wish to instruct the independent proxy must fill in the reply form accordingly or use the online proxy voting platform, as explained above. Please give general voting instructions by filling in the relevant section on the front side of the reply form or specific instructions by filling in the relevant section on the reverse side of the reply form. Without general or specific instructions, the independent proxy will abstain from voting, which will generally count as a “no”-vote under Coca-Coca Cola HBC AG’s articles.

-
By a third person based on written proxy. In order to grant authority to any such person, a shareholder or CDI Attendant must return the reply form after filling in the proxy section of the form and having provided the full name and address of the representative. Duly authorized representatives may pick up the admission card at the information desk if they can provide photo identification.

Voting procedure

Subject to the powers of the chairman of the meeting to determine the voting procedure in accordance with art. 19 of the Articles of Association, it is expected that voting at the Annual General Meeting will be conducted by written ballot.

Issued shares and total voting rights

As at 23 May 2014, being the latest practicable date prior to the publication of this Notice, Coca-Cola HBC AG's total issued share capital comprised 367,747,133 ordinary shares of CHF 6.70, of which 14,925 ordinary shares are held by Coca-Cola HBC AG and 3,430,135 shares are held by its subsidiary, Coca-Cola Hellenic Bottling Company S.A., in treasury. Accordingly, the total number of outstanding voting rights (whether exercisable or not) in Coca-Cola HBC AG as at 23 May 2014 is 364,302,073.

Documents available for inspection

The following documents will be available for inspection from 28 May 2014, at the company's registered office, Turmstrasse 30, CH-6300 Zug, Switzerland, and at the venue of the Annual General Meeting itself for at least 15 minutes prior to the Annual General Meeting until the end of the Annual General Meeting:

-	A copy of the 2013 UK Annual Financial Report;

-
A copy of the 2012/2013 Additional Swiss Annual Report, which includes the reports by Coca-Cola HBC AG’s statutory auditors, PricewaterhouseCoopers AG (relating to the proposals of the Board of Directors in agenda items 1 and 4);

-	A copy of the existing Articles of Association marked to show the amendments relating to the proposal of the Board of Directors in agenda item 6; and

-	The general terms of appointment applicable to each current and new non-executive member of the Board of Directors proposed to be re-elected or elected (as the case may be).

Shareholders and CDI Attendants may request that copies of the 2013 UK Annual Report and the 2012/2013 Additional Swiss Annual Report be sent to them starting from 28 May 2014.

A copy of this Notice, the 2013 UK Annual Report, the 2012/2013 Additional Swiss Annual Report, as well as other relevant shareholder information, may also be accessed and downloaded from the website of Coca-Cola HBC AG at: www.coca-colahbcag.com.

Minutes

The minutes of the Annual General Meeting are expected to be available for inspection from 11 July 2014 at Coca-Cola HBC AG's registered office.

General enquiries

If you have any enquiries relating to the Annual General Meeting or this Notice, please contact Maria Livaniou, tel.: +30 210 618 3106, e-mail: maria.livaniou@cchellenic.com.

Zug, 28 May 2014

By order of the Board of Directors

George A. David, Chairman

ANNEX: Proposed amendments to Articles of Association (agenda item 6)

This annex to the Notice sets out the proposed amendments to the Articles of Association pursuant to agenda item 6. The proposed amendments are outlined in bold and italic¸and only amended articles are printed (in addition to these amendments, certain editorial changes are proposed as listed at the end of this Annex).

A marked-up version of the Articles of Association including these editorial changes is available for inspection by shareholders from 28 May 2014, at the company's registered office, Turmstrasse 30, CH-6300 Zug, Switzerland, and at the venue of the Annual General Meeting itself for at least 15 minutes prior to the Annual General Meeting until the end of the Annual General Meeting (see “Documents available for inspections” – “Organisational matters and notes” to this Notice).
		Art. 11			Art. 11
Befugnisse
Die Generalversammlung ist das oberste Organ der Gesellschaft. Sie hat die folgenden ausschliesslichen und unübertragbaren Kompetenzen:
[…]
2.Genehmigung des ~~Jahresberichts~~Lageberichts und der Konzernrechnung;
[…]
5.Wahl des Präsidenten des Verwaltungsrates, der Mitglieder des ~~Verwaltungsrats~~Vergütungsausschusses des Verwaltungsrates sowie der übrigen Mitglieder des Verwaltungsrates, des unabhängigen Stimmrechtsvertreters und der Revisionsstelle;
6.Genehmigung der Vergütungen der Mitglieder des Verwaltungsrates und der Geschäftsleitung gemäss Artikel 34 der Statuten;
[…]
			Powers
The General Meeting of shareholders is the supreme body of the Company. It has the following exclusive and non-transferable competences:
[…]

2.Approval of the ~~annual~~management report and of the consolidated accounts;
[…]
5.Election of the ~~members~~Chairman of the Board of Directors, the members of the Remuneration Committee of the Board of Directors as well as the other members of the Board of Directors, the Independent Proxy and the Auditors;

6.Approval of the remuneration of the members of the Board of Directors and the Operating Committee according to article 34 of the Articles of Association;
[…]

		Art. 16			Art. 16
Stimmrecht und Vertretung		[…]	Voting Rights and Proxies		[…]
	2
Vorbehältlich Absatz 3 kann jeder Aktionär seine Aktien an einer Generalversammlung mittels Erteilung einer schriftlichen Vollmacht an einen Dritten, der nicht Aktionär zu sein braucht, vertreten lassen. Mitglieder des Verwaltungsrats und der Geschäftsleitung dürfen Aktionäre vertreten, sofern es sich nicht um eine institutionalisierte Vertretung handelt. Verwahrungsstellen dürfen Aktionäre vertreten und gelten nicht als Depotvertreter (im Sinne von Art. 689d OR), sofern sie aufgrund einer schriftlichen Vollmacht und nach Massgabe von konkreten oder allgemeinen Weisungen des betreffenden Aktionärs handeln.
[…]
				2
Subject to paragraph 3, by means of a written proxy, each shareholder may have his shares represented in a General Meeting by a third person who ~~needs not to be a shareholder~~does not need to be a shareholder. The members of the Board of Directors and the Operating Committee are allowed to represent shareholders provided that this does not constitute an institutionalized representation of shareholders. Custodians may represent shareholders and shall not be deemed depositary representatives (in the sense of Art. 689d of the Swiss Code of Obligations), provided that they act based on a written proxy and in accordance with specific or general instructions of the relevant shareholder.
[…]

	5	Der Verwaltungsrat kann Verfahrensvorschriften im Zusammenhang mit der Teilnahme und Vertretung von Aktionären an der Generalversammlung erlassen und insbesondere die Erteilung von Weisungen an den unabhängigen Stimmrechtsvertreter näher regeln. Er sorgt dafür, dass die Aktionäre dem unabhängigen Stimmrechtsvertreter auch elektronische Vollmachten und Weisungen erteilen können, wobei er ermächtigt ist, in Abweichung von Absatz 2 vom Erfordernis einer qualifizierten elektronischen Signatur ganz oder teilweise abzusehen.		5
The Board of Directors may adopt procedural provisions in connection with the participation and representation of shareholders in the General Meeting and in particular regulate in more detail the issuing of instructions to the Independent Proxy. It shall make sure that the shareholders may grant powers of attorney and issue instructions to the Independent Proxy by electronic means. In doing so, the Board of Directors is, by derogation of paragraph 2, entitled to waive entirely or in part the requirement of a qualified electronic signature.

		Art. 18			Art. 18
Unabhängiger Stimmrechtsvertreter	1	Die Generalversammlung wählt einen unabhängigen Stimmrechtsvertreter. Die Amtszeit endet jeweils mit Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich.	Independent Proxy	1	The General Meeting shall elect an Independent Proxy whose term of office ends in each case at the end of the next ordinary General Meeting. Re-election is permitted.
	2	Der unabhängige Stimmrechtsvertreter ist verpflichtet, die von ihm vertretenen Stimmrechte weisungsgemäss auszuüben. Hat er keine Weisungen erhalten, so enthält er sich der Stimme. Die allgemeine Weisung, bei in der Einberufung bekanntgegebenen oder nicht bekanntgegebenen Anträgen jeweils im Sinne des Antrags des Verwaltungsrats zu stimmen, gilt als gültige Weisung zur Stimmrechtsausübung.		2
The Independent Proxy is obliged to exercise the represented voting rights in accordance with instructions. If no instructions have been obtained, the Independent Proxy shall abstain from voting. The general instruction to vote according to the proposal of the Board of Directors in respect of proposals announced or not announced in the invitation shall be considered a valid instruction to exercise voting rights.

	3	Der unabhängige Stimmrechtsvertreter kann sich an der Generalversammlung durch eine Hilfsperson vertreten lassen. Er bleibt für die Erfüllung seiner Pflichten vollumfänglich verantwortlich.		3	The Independent Proxy may be represented at the General Meeting by an auxiliary person. The Independent Proxy remains fully responsible for fulfilling its duties.
	4	Fällt der unabhängige Stimmrechtsvertreter aus, stellt der Verwaltungsrat ihn nach den gesetzlichen Vorschriften in seiner Funktion ein, oder hat die Gesellschaft aus anderen Gründen keinen handlungsfähigen Stimmrechtsvertreter, so ernennt der Verwaltungsrat einen unabhängigen Stimmrechtsvertreter für die nächste Generalversammlung. Bisher abgegebene Vollmachten und Stimmrechtsinstruktionen behalten ihre Gültigkeit für den neuen unabhängigen Stimmrechtsvertreter, sofern ein Aktionär nicht ausdrücklich etwas anderes anordnet.		4
If the Independent Proxy is not able to continue to hold office, if the Board of Directors lawfully suspends the Independent Proxy from its office, or if the Company does not have an Independent Proxy capable of acting for other reasons, then the Board of Directors shall appoint an Independent Proxy for the next General Meeting. Proxies and voting instructions that were already issued remain valid for the new Independent Proxy as long as a shareholder does not explicitly direct otherwise.

		Art. 23			Art. 23
Amtsdauer	1	~~Jedes Mitglied wird~~Die Generalversammlung wählt den Präsidenten, die Mitglieder des Vergütungsausschusses sowie die übrigen Mitglieder des Verwaltungsrats für die Dauer von einem Jahr ~~gewählt. Unter einem Jahr ist dabei der Zeitabschnitt zwischen zwei ordentlichen Generalversammlungen zu verstehen oder, wenn ein Verwaltungsratsmitglied an einer ausserordentlichen Generalversammlung gewählt wurde, die Zeitspanne zwischen der ausserordentlichen und.~~ Die Amtsdauer endet jeweils mit Abschluss der nächsten ordentlichen Generalversammlung. […]	Term of Office	1
~~Each member~~The General Meeting shall elect the Chairman, the members of the Remuneration Committee as well as the other members of the Board of Directors ~~is elected~~ for a one year term. ~~For purposes of this paragraph, one year shall refer to the time period be-tween two ordinary General Meetings or, if a member is elected~~The term of office ends in each case at ~~an extraordinary General Meeting, to the time period between the extraordinary and~~the end of the next ordinary General Meeting.

[…]

		Art. 24			Art. 24
Zusammensetzung und Organisation des Verwaltungsrates	1	~~Der Verwaltungsrat~~Unter Vorbehalt der gesetzlichen Bestimmungen und dieser Statuten konstituiert sich der Verwaltungsrat selbst. Er wählt aus seinem Kreis ~~einen Präsidenten und~~ einen Vizepräsidenten und bestellt einen Sekretär, der nicht Mitglied des Verwaltungsrates zu sein braucht. […]	Constitution and Organisation of the Board of Directors	1
~~The~~Subject to applicable law and the Articles of Association, the Board of Directors constitutes itself. It shall elect among its members a Chairman and a Vice Chairman, and it shall appoint a Secretary, who does not need to be a member of the Board of Directors.

[…]

	3	Fällt der Präsident aus oder hat die Gesellschaft aus anderen Gründen keinen handlungs- und funktionsfähigen Präsidenten, so ernennt der Verwaltungsrat eines seiner Mitglieder zum Präsidenten bis zur nächsten ordentlichen Generalversammlung; die Einberufung einer Generalversammlung nach Art. 726 Abs. 2 OR bleibt vorbehalten.		3
If the Chairman is not able to continue to hold office or if the Company does not have a Chairman capable of acting and of holding of-fice for other reasons, then the Board of Di-rectors shall appoint one of its members as Chairman until the next ordinary General Meeting; the calling of a General Meeting in accordance with Art. 726 para. 2 of the Swiss Code of Obligations is reserved.

		Art. 25			Art. 25
Aufgaben und Befugnisse des Verwaltungsrates	3	[…] Der Verwaltungsrat hat die folgenden unübertragbaren und unentziehbaren Aufgaben: […] 7.Erstellung des Geschäftsberichts und des Vergütungsberichts sowie Vorbereitung der Generalversammlung und Ausführung von deren Beschlüssen; […]	Duties and Powers of the Board of Directors	3
[…]
The Board of Directors has the following non-delegable and irrevocable duties:
[…]
7.To prepare the business report and the remuneration report as well as to organize the General Meeting and to implement the resolutions of the General Meeting;

[…]

		Art. 27			Art. 27
Delegation von Aufgaben und Befugnissen
Der Verwaltungsrat kann – unter Vorbehalt dieser Statuten und zwingenden Rechts – Rechte und Pflichten nach Massgabe eines Organisationsreglements ganz oder teilweise auf einzelne Mitglieder des Verwaltungsrates, Verwaltungsratsausschüsse oder Dritte übertragen; insbesondere kann er die Geschäftsführung an einzelne Mitglieder des Verwaltungsrats oder an andere natürliche Personen (Geschäftsleitung) übertragen.
			Delegation of Duties and Powers
Subject to the foregoing article of the Articles of Association and mandatory law, the Board of Directors may delegate duties or powers wholly or in part to individual members of the Board of Directors, to Committees of the Board of Directors or to third persons in accordance with the Organisational Regulations; in particular, it may delegate the management of the business to individual members of the Board of Directors or to other natural persons (Operating Committee).

		Art. 30			Art. 30
Vergütungsausschuss~~Entschädigung~~	1	Der Vergütungsausschuss besteht aus mindestens drei unabhängigen Mitgliedern des Verwaltungsrats. Der Verwaltungsrat kann zur Konkretisierung der Unabhängigkeitsstandards Reglemente oder Richtlinien erlassen. Er beachtet dabei alle anwendbaren Anforderungen.~~Die Mitglieder des Verwaltungsrates haben Anspruch auf Ersatz ihrer im Interesse der Gesellschaft aufgewendeten Auslagen sowie auf eine vom Verwaltungsrat festgelegte Entschädigung für ihre Tätigkeiten.~~	Remuneration Committee ~~Remuneration~~	1
The Remuneration Committee shall consist of at least three members of the Board of Directors each of whom must be independent. The Board of Directors may issue regulations or directives in order to specify the independence standards; in making any such determination, the Board shall have regard to all applicable requirements.~~The members of the Board of Directors are entitled to reimbursement of all expenses incurred in the interests of the Company as well as a remuneration for their services as determined by the Board of Directors.~~

	2
Der Vergütungsausschuss hat folgende Aufgaben und Zuständigkeiten:
1.Festlegung der Vergütungspolitik der Coca-Cola HBC-Gruppe;
2.Genehmigung der Vergütung für die Mitglieder der Geschäftsleitung (mit Ausnahme des Chief Executive Officers) und anderer durch den Verwaltungsrat spezifizierter Personen;
3.Genehmigung unternehmensweiter Vergütungs- und Vorsorgepläne;
4.Empfehlung zuhanden des Verwaltungsrats:
(a)der individuellen Vergütung für die Mitglieder des Verwaltungsrats;
(b)der Vergütung für den Chief Executive Officer;
5.Erwägung von Entscheidungen, welche relevant sind für die Vergütung im Zusammenhang mit der Beendigung des Arbeitsverhältnisses mit dem Chief Executive Officer, und Unterbreiten von diesbezüglichen Empfehlungen zuhanden des Verwaltungsrates;
6.Festlegung der allgemeinen Richtlinien, welche relevante Entscheidungen für die Vergütung im Zusammenhang mit der Beendigung der Arbeitsverhältnisse mit den Mit-gliedern der Geschäftsleitung (mit Ausnahme des Chief Executive Officers) und anderer durch den Verwaltungsrat spezifizierter Personen regeln;
7.sonstige Aufgaben und Zuständigkeiten, welche ihm die Statuten oder der Verwaltungsrat zuweisen.
				2
The Remuneration Committee has the following duties and responsibilities:
1.to establish the remuneration strategy for Coca-Cola HBC group;
2.to approve the remuneration for the members of the Operating Committee (except for the Chief Executive Officer) and other persons specified by the Board of Directors;
3.to approve company-wide remuneration and benefit plans;
4.to recommend to the Board of Directors:
(a)the individual remuneration for the members of the Board of Directors;
(b)the remuneration for the Chief Executive Officer;
5.to consider decisions relevant to remuneration in connection with the termination of the employment relationship for the Chief Executive Officer and to give a recommendation to the Board in this regard.
6.to establish the general policies governing decisions relevant to remuneration in connection with the termination of the employment relationships for the members of the Operating Committee (except for the Chief Executive Officer) and other persons specified by the Board of Directors;
7.to have any other duties and responsibilities which are assigned to it by the Articles of Association or by the Board of Directors.

	3	Der Vergütungsausschuss hat Anspruch auf die Mittel und Befugnisse, die zur Erfüllung seiner Aufgaben und Zuständigkeiten angemessen sind, inklusive der Befugnis, Sonderberater oder andere Experten oder Berater beizuziehen.		3
The Remuneration Committee shall have the resources and authority appropriate to dis-charge its duties and responsibilities, including the authority to retain special counsel or other experts or consultants.

	4	Der Verwaltungsrat bestimmt unter den Mitgliedern des Vergütungsausschusses dessen Vorsitzenden und erlässt ein Reglement für den Vergütungsausschuss. Er kann ihm weitere Aufgaben zuweisen und die statutarischen Aufgaben präzisieren.		4
The Board of Directors shall appoint among the members of the Remuneration Committee its chairman and enact regulations for the Remuneration Committee. It may assign additional duties to it and specify the duties contained in the Articles of Association.

	5	Ist der Vergütungsausschuss mit weniger als drei handlungs- und funktionsfähigen Mitgliedern besetzt, so ernennt der Verwaltungsrat unter seinen Mitgliedern im entsprechenden Umfang Mitglieder des Vergütungsausschusses bis zur nächsten ordentlichen Generalversammlung; die Einberufung einer Generalversammlung nach Art. 726 Abs. 2 OR bleibt vorbehalten.		5
If the Remuneration Committee consists of less than three members capable of acting and holding office, then the Board of Directors shall appoint among its members, to the ex-tent required, members of the Remuneration Committee until the next ordinary General Meeting; the calling of a General Meeting in accordance with Art. 726 para. 2 of the Swiss Code of Obligations is reserved.

		IV.Vergütungen des Verwaltungsrats und der Geschäftsleitung			IV.Remuneration of the Board of Directors and the Operating Committee
		Art. 32			Art. 32
Vergütungselemente	1	Die Mitglieder des Verwaltungsrats erhalten eine fixe Vergütung. Die fixe Vergütung besteht aus einem Grundhonorar und allfälligen weiteren erfolgsunabhängigen Elementen, zuzüglich arbeitgeberseitiger Sozialabgaben und gegebenenfalls Beiträgen an die Altersvorsorge.	Elements of Remuneration	1
The members of the Board of Directors shall receive a fixed remuneration. The fixed remuneration consists of a base fee and may include further non-performance-related elements, plus employer-paid social security contributions and, if applicable, contributions to pension funds.

	2	Die Mitglieder der Geschäftsleitung erhalten eine fixe und eine variable Vergütung. Die fixe Vergütung besteht aus einer Grundvergütung und allfälligen weiteren erfolgsunabhängigen Elementen, zuzüglich arbeitgeberseitiger Sozialabgaben und Beiträgen an die Altersvorsorge. Die variable Vergütung kann aus den in Artikel 33 genannten Vergütungskomponenten bestehen, zuzüglich arbeitgeberseitiger Sozialabgaben und gegebenenfalls Beiträgen an die Altersvorsorge.		2
The members of the Operating Committee shall receive a fixed and a variable remuneration. The fixed remuneration shall consist of a base salary and may include further non-performance-related elements plus employer-paid social security contributions and contributions to pension funds. The variable remuneration may consist of the remuneration components mentioned in article 33, plus social security contributions on the part of the employer and, if applicable, contributions to pension plans.

	3	Rechtseinheiten, die durch die Gesellschaft direkt oder indirekt kontrolliert werden, dürfen Vergütungen an die Mitglieder der Geschäftsleitung oder des Verwaltungsrats ausrichten, sofern sie von einem genehmigten Gesamtbetrag oder einem Zusatzbetrag nach Artikel 34 abgedeckt sind.		3
Legal entities which are directly or indirectly controlled by the Company may pay remuneration to members of the Operating Committee or of the Board of Directors, provided that it is covered by an approved aggregate amount or an additional amount pursuant to article 34.

	4	Insbesondere folgende Leistungen gelten nicht als Vergütungen, Darlehen oder Kredite und werden nicht zu den Beträgen hinzugezählt, die gemäss Artikel 34 der Genehmigung durch die Generalversammlung unterliegen: 1.Auslagenersatz und steuerlich abzugsfähige Spesenpauschalen; 2.Prämien für Taggeld- und andere Versicherungen, die nach Beurteilung des Vergütungsausschusses im Interesse der Gesellschaft liegen; 3.geringfügige Sachleistungen, allgemeine Mitarbeitervergünstigungen und ähnliche Fringe Benefits; 4.Entschädigungen, Vorschüsse und Versicherungen nach Absatz 5.		4
In particular, the following items are not deemed remuneration, loans or credits and shall not be added to the amounts that are subject to approval according to article 34:

1.Reimbursement of expenses and tax deductible lump-sum expenses;

2.premiums for income replacement insurance and other insurances which are in the view of the Remuneration Committee entered into in the interest of the Company;

3.insignificant non-cash benefits, general employee benefits and similar fringe benefits;

4.compensations, advances and insurances according to paragraph 5.

	5	Die Gesellschaft kann soweit gesetzlich zulässig Verwaltungsrats- und Geschäftsleitungsmitglieder für entstandene Nachteile im Zusammenhang mit Verfahren, Prozessen oder Vergleichen, die mit ihrer Tätigkeit für die Gesellschaft zusammenhängen, entschädigen, die entsprechenden Beträge bevorschussen und entsprechende Versicherungen abschliessen.		5
To the extent permitted by law, the Company may indemnify members of the Board of Directors and the Operating Committee for any disadvantages suffered in connection with proceedings, suits or settlements relating to their activity for the Company, may advance the respective amounts and may enter into respective insurances.

	6	Im Rahmen dieses Abschnitts IV umfasst der Begriff der "Geschäftsleitung" auch den/die allfälligen Delegierten des Verwaltungsrats.		6	Within this section IV, the term "Operating Committee" shall also encompass any delegate of the Board of Directors (including the Chief Executive Officer).
		Art. 33			Art. 33
Anreiz- und Beteiligungspläne	1
Die Mitglieder der Geschäftsleitung erhalten einen Management Incentive in bar nach folgenden Grundsätzen:

1.Der Target Management Incentive beträgt, wenn alle Ziele zu 100% erreicht werden, für den Chief Executive Officer maximal 100% der Grundvergütung und für die übrigen Mitglieder der Geschäftsleitung maximal 80% der Grundvergütung. Die maximale Auszahlung im Rahmen des Management Incentive ist auf 200% des Target Management Incentive begrenzt.

2.Der Management Incentive hängt von individuellen Zielen und jährlichen Geschäftszielen ab. Der Vergütungsausschuss legt die Rahmenbedingungen dieser Ziele (einschliesslich der Key Business Indicators) sowie deren Gewichtung nach seinem Ermessen fest und bestimmt, wer die Ziele vorgeben soll (wobei die jährlichen Geschäftsziele grundsätzlich vom Verwaltungsrat zu genehmigen sind). Abhängig vom Ausmass der Zielerreichung genehmigt der Verwaltungsrat (in Bezug auf den Chief Executive Officer) beziehungsweise der Vergütungsausschuss (in Bezug auf die übrigen Mitglieder der Geschäftsleitung) die Auszahlung des Management Incentive nach dem Ende jenes Jahres, auf welches sich der Incentive bezieht.

3.Wenn das Arbeitsverhältnis eines Geschäftsleitungsmitglieds mit der Coca-Cola HBC Gruppe beendet wird, wird der Management Incentive für das entsprechende Jahr auf einer pro-rata-Basis ausbezahlt (einschliesslich während einer allfälligen Freistellung, wobei dort in Bezug auf individuelle Ziele die Auszahlung auf der Grundlage des Target Incentive ausgerichtet kann).
			Incentive and Participation Plans	1
The members of the Operating Committee shall receive a management incentive in cash in accordance with the following principles:

1.The target management incentive in case all targets are achieved at 100% shall not exceed 100% of the base salary for the Chief Executive Officer and 80% of the base salary for the other members of the Operating Committee. The maximum payout under the management incentive shall be no more than 200% of the target management incentive.

2.The management incentive shall depend on individual targets and annual business targets. The Remuneration Committee shall, in its discretion, detail the framework for these targets (including the key business indicators) and their weighting, as well as determine who shall set targets (it being understood that annual business targets are generally approved by the Board of Directors). Based on the achievement of such targets, the Board of Directors (in respect to the Chief Executive Officer) and the Remuneration Committee (in respect to any other members of the Operating Committee), respectively, approve the payout of the management incentive following the end of the year to which the incentive refers to.

3.In case the employment relationship of a member of the Operating Committee with the Coca-Cola HBC Group is terminated, the management incentive for the relevant year shall be paid on a pro rata basis (including during any garden leave, where payment may be based on the target incentive in respect to individual targets).

	2
Die Mitglieder der Geschäftsleitung erhalten Optionen auf Aktien der Gesellschaft nach folgenden Grundsätzen:

1.Jede Option berechtigt zum Kauf einer Aktie der Gesellschaft, wobei der Ausübungspreis dem Schlusskurs der Aktie an der London Stock Exchange am Zuteilungsdatum entspricht.

2.Optionen vesten in Schritten von je einem Drittel jedes Jahr während drei Jahren nach der Zuteilung der Option.

3.Optionen sind während zehn Jahren ab Zuteilungsdatum ausübbar. Der Verwaltungsrat kann nach seinem Ermessen entscheiden, ausgeübte Optionen in bar abzugelten (Cash Settlement).

4.Falls das Arbeitsverhältnis mit der Coca-Cola HBC Gruppe beendet wird, gelten folgende Regeln für die Optionen:

(a)bei Verletzung, Arbeitsunfähigkeit oder Tod vesten die Optionen sofort und können innerhalb von 12 Monaten ab dem Zeitpunkt der Beendigung ausgeübt werden;

(b)bei einer qualifizierenden Pensionierung oder einem autorisierten Übertritt zu einer Gesellschaft innerhalb des Coca-Cola-Systems läuft das Vesting der Optionen weiter und sie können nach Massgabe ihrer Bedingungen ausgeübt werden;

(c)falls der Arbeitgeber aus wichtigem Grund kündigt, verfallen die nicht-gevesteten Optionen, und die gevesteten Optionen müssen innerhalb von dreissig Tagen ab dem Zeitpunkt der Beendigung ausgeübt werden;

(d)in allen anderen Fällen verfallen die nicht gevesteten Optionen, und die gevesteten Optionen müssen innerhalb von sechs Monaten ab Zeitpunkt der Beendigung ausgeübt werden.

5.Im Falle von Kapitalumstrukturierungen ist der Verwaltungsrat ermächtigt, nach seinem Ermessen angemessene Anpassungen vorzunehmen. Im Falle eines Kontrollwechsels ist der Vergütungsausschuss ermächtigt, nach seinem Ermessen angemessene Anpassungen (namentlich ein beschleunigtes Vesting oder eine beschleunigte Ausübbarkeit sowie einen Austausch durch eine Barabfindung oder Ersatzoptionen) vorzunehmen.

6.Für jedes Geschäftsjahr ("Periode") und unter Berücksichtigung der individuellen Leistungen jedes Geschäftsleistungsmitglieds während der jeweiligen Periode legen der Verwaltungsrat (in Bezug auf den Chief Executive Officer) beziehungsweise der Vergütungsausschuss (in Bezug auf die übrigen Mitglieder der Geschäftsleitung) nach ihrem Ermessen die Anzahl der individuell zuzuteilenden Optionen fest; pro Periode dürfen jedoch höchstens 1'500'000 Optionen für den Chief Executive Officer und höchstens je 600'000 Optionen für die übrigen Geschäftsleitungsmitglieder zugeteilt werden. Die Optionen bilden eine variable Vergütung in derjenigen Periode, für welche sie gewährt werden, und sind zu ihrem Fair Value am Zuteilungsdatum zu bewerten, wie vom Vergütungsausschuss festgelegt.
				2
The members of the Operating Committee shall receive options on shares of the Company according to the following principles:

1.Each option shall entitle to purchase one share in the Company at an exercise price equal to the closing price of the Company's shares on the London Stock Exchange at the date of grant.

2.The options vest in one-third increments each year for three years after grant.

3.The options can be exercised for up to ten years from the date of grant. The Board of Directors shall have discretion to elect for cash settlement of any exercised options.

4.In case of a termination of the employment relationship with the Coca-Cola HBC group, the following shall apply to the options:

(a)in case of injury, disability or death, they shall immediately vest and be exercisable within 12 months from the date of termination;

(b)in case of a qualifying retirement or an authorized transfer to another company within the Coca-Cola system, they shall continue to vest and be exercisable in accordance with their terms;

(c)in case of termination by the employer for cause (aus wichtigem Grund), unvested options shall be forfeited and vested options must be exercised within thirty days from the date of termination;

(d)in any other cases, unvested options shall be forfeited and vested options must be exercised within six months as from the date of termination.

5.The Board of Directors shall have the power to make equitable adjustments in its discretion in case of equity restructurings. In the event of a change of control, the Remuneration Committee shall have the power to make any equitable adjustments in its discretion (such as accelerated vesting and exercisability as well as substitution by cash payment or substitute options).

6.For each financial year (the "Period") and taking into account the individual performance of each member of the Operating Committee during such Period, the Board of Directors (in respect of the Chief Executive Officer) and the Remuneration Committee (in respect of the other members of the Operating Committee), respectively, determine in their discretion the number of options to be granted individually which, however, shall not exceed 1,500,000 options for the Chief Executive Officer and 600,000 options for each other member of the Operating Committee per Period. The options constitute a variable remuneration in the Period for which they have been granted and shall be valued at their fair value at the date of grant as determined by the Remuneration Committee.

	3
Die Mitglieder der Geschäftsleitung sind berechtigt, sich am allgemeinen Mitarbeiter-Aktienbeteiligungsprogramm der Gesellschaft zu beteiligen, für das folgende Grundsätze gelten:

1.Jeder teilnahmeberechtigte Mitarbeiter und jede teilnahmeberechtigte Mitarbeiterin hat die Möglichkeit, jeden Monat bis zu 15% seines/ihres Lohnes in Aktien der Gesellschaft zu investieren.

2.Unter Vorbehalt der nachfolgenden Ziff. 3 leistet die Gesellschaft (oder jede ihrer Tochtergesellschaften) einen Matching-Beitrag von bis zu 3% der Vergütung des Mitarbeiters oder der Mitarbeiterin (Grundvergütung und Management Incentive), welcher zum Erwerb von Matching-Aktien der Gesellschaft verwendet wird. Die Matching-Aktien vesten 350 Tage nach dem Erwerb. Bei der Beendigung des Arbeitsverhältnisses mit der Coca-Cola HBC Gruppe (mit Ausnahme eines Übertritts zu einer anderen Gesellschaft innerhalb des Coca-Cola Systems) verfallen sämtliche nicht gevesteten Aktien, ausser dass die Aktien sofort vesten bei Pensionierung, Tod, Verletzung oder Arbeitsunfähigkeit, Kündigung aus betrieblichen Gründen sowie weiteren vom Vergütungsausschuss näher geregelten oder festgelegten Situationen. Der Vergütungsausschuss kann weitere Fälle regeln, in denen nicht gevestete Aktien verfallen (namentlich in Fällen des ungetreuen Verhaltens).

3.Die in Griechenland wohnhaften teilnahmeberechtigten Mitarbeiterinnen und Mitarbeiter erhalten einen jährlichen Matching-Beitrag von bis zu 5% der Vergütung des Mitarbeiters oder der Mitarbeiterin (Grundvergütung und Management Incentive); die entsprechenden Aktien vesten sofort. Falls das Arbeitsverhältnis beendet wird, sind auf allfällige angewachsene, aber nicht ausbezahlte Matching-Beiträge die Regeln zum Vesting/Verfall gemäss der vorgehenden Ziffer 2 entsprechend anwendbar.

4.Matching-Beiträge stellen eine Vergütung zum Zeitpunkt, an welchem der entsprechende Beitrag auszubezahlen ist, und im Umfang der entsprechenden Auszahlung dar.
				3
The members of the Operating Committee may participate in the Company's common employee stock purchase plan which shall be established in accordance with the following principles:

1.Each eligible employee has the opportunity to invest up to 15% of his/her salary in the Company's shares each month.

2.Subject to no. 3 hereinafter, the Company (or any of its subsidiaries) will make a matching contribution of up to a maximum of 3% of the employee's remuneration (base salary and management incentive) which will be used to acquire matching Company's shares. The matching shares shall vest 350 days after the purchase. In case of a termination of the employment relationship with the Coca-Cola HBC group (other than a transfer to another company within the Coca-Cola system), any unvested shares are forfeited, except that they shall vest immediately in case of retirement, death, injury or disablement, dismissal for redundancy, and other exceptions specified or determined by the Remuneration Committee. The Remuneration Committee may specify further cases in which unvested shares are forfeited (such as in case of dishonest behaviour).

3.Eligible employees resident in Greece shall receive an annual matching contribution of up to 5% of the employee's remuneration (base salary and management incentive); the matching shares shall vest immediately. In case of a termination of the employment relationship, the rules on vesting/forfeiture pursuant to no. 2 above shall apply mutatis mutandis to any accrued but not paid-out matching contributions.

4.Matching contributions constitute a remuneration at the date such contribution is to be paid and in the amount of such payment.

	4	Der Vergütungsausschuss erlässt den Grundsätzen dieses Artikels entsprechende Incentive- und Beteiligungspläne.		4	The Remuneration Committee shall enact incentive and equity participation plans according to the principles of this article.
		Art. 34			Art. 34
Genehmigung von Vergütungen durch die Generalversammlung	1	Die Generalversammlung genehmigt jährlich je den maximalen Gesamtbetrag: 1.der Vergütungen für den Verwaltungsrat bis zur nächsten ordentlichen Generalversammlung; 2.der Vergütungen für die Geschäftsleitung (mit Ausnahme des für die Gewährung von Aktienoptionen zur Verfügung stehenden Betrages) für das nächste Geschäftsjahr; 3.der Vergütungen für die Geschäftsleitung, die für die Gewährung von Aktienoptionen für das laufende Geschäftsjahr zur Verfügung stehen. Der Beschluss erfolgt mit Zustimmung der relativen Mehrheit der gültig abgegebenen Stimmen.	Approval of Remunerations by the General Meeting	1
The General Meeting shall annually approve the maximum aggregate amount each of:

1.the remuneration for the Board of Directors until the next ordinary General Meeting;

2.the remuneration for the Operating Committee (excluding the amount available for stock option grants) for the next financial year;

3.the remuneration for the Operating Committee available for stock option grants for the current financial year.
The decision shall be made with the relative majority of the votes validly cast.

	2	Wird ein Gesamtbetrag nach Absatz 1 nicht genehmigt, so kann der Verwaltungsrat der Generalversammlung jederzeit neue Anträge zur Genehmigung des entsprechenden Gesamtbetrags stellen, und die Gesellschaft darf Vergütungen unter Vorbehalt der nachträglichen Genehmigung durch die Generalversammlung ausrichten. Der Verwaltungsrat darf auch Genehmigungsanträge aufteilen, indem er Anträge in Bezug auf einzelne Vergütungselemente, kürzere Zeitperioden oder einen engeren Personenkreis stellt.		2
If an aggregate amount pursuant to paragraph 1 is not approved, the Board of Directors may at any time submit new proposals for approval of the respective aggregate amount to the General Meeting, and the Company may pay remuneration subject to the subsequent approval of the General Meeting. The Board of Directors may also split proposals for approval by submitting proposals in respect to particular elements of remuneration, shorter periods of time, or a more limited group of persons.

	3	Die Generalversammlung kann jederzeit eine nachträgliche Erhöhung eines genehmigten Gesamtbetrags genehmigen.		3	The General Meeting may at any time approve a subsequent increase of an approved aggregate amount.
	4	Werden nach einem Genehmigungsbeschluss neue Mitglieder der Geschäftsleitung ernannt, steht ein Zusatzbetrag im Umfang von 50% des genehmigten maximalen Gesamtbetrags der Vergütungen der Mitglieder der Geschäftsleitung der betreffenden Perioden, für die eine Genehmigung durch die Generalversammlung bereits erfolgt ist, für deren Vergütung in jeder dieser Perioden zur Verfügung (ganz und nicht pro rata temporis), welcher von der Generalversammlung nicht genehmigt werden muss.		4
If new members of the Operating Committee will be appointed after an approval resolution, an extra amount of 50% of the approved maximum aggregate amount of the remuneration of the members of the Operating Committee for the relevant periods of time for which approval by the General Meeting has already be obtained is available (in full and not pro rata temporis) for their remuneration in each such period of time which does not need to be approved by the General Meeting.

	5	Wird ein Vergütungselement in einer anderen Währung festgelegt als derjenigen, in welcher die Generalversammlung einen Gesamtbetrag genehmigt hat, so ist für Zwecke dieses Artikels der Wechselkurs am Datum des Genehmigungsbeschlusses massgebend.		5
If an element of remuneration is determined in a different currency than the one in which the General Meeting has approved an aggregate amount, then the exchange rate at the date of the resolution approving such amount shall be controlling for purposes of this article.

	6	Dieser Artikel ist zum ersten Mal an der ordentlichen Generalversammlung 2015 anwendbar.		6	This article shall apply the first time at the ordinary General Meeting in 2015.
		Art. 35			Art. 35
Vorsorgeleistungen und Renten	1	Die Gesellschaft kann eine oder mehrere unabhängige Vorsorgeeinrichtungen für die berufliche Vorsorge errichten oder sich solchen anschliessen. Arbeitgeberseitige Beiträge an solche Vorsorgeeinrichtungen, nicht aber die von solchen Vorsorgeeinrichtungen ausgerichteten reglementarischen Leistungen, gelten als Bestandteil der Vergütung. Aufgrund länderspezifischer Regelungen für die berufliche Vorsorge direkt vom Arbeitgeber geäufnete bzw. ausgerichtete Vorsorgeleistungen werden gleich wie Beiträge an und Leistungen von Vorsorgeeinrichtungen behandelt.	Retirement Benefits and Pensions	1
The Company may establish one or more independent pension funds for occupational pension benefits or may join such funds. Contributions to such pension funds on the part of the employer, but not contributions which are paid out by such pension funds, are deemed part of the remuneration. Retirement benefits accumulated or paid directly by the employer based on country-specific regulations on occupational pension benefits are treated the same way as contributions to and benefits by pension funds.

	2	Die Gesellschaft und ihre Tochtergesellschaften können Mitgliedern der Geschäftsleitung anstelle oder zusätzlich zu den Leistungen nach Absatz 1 direkt Vorsorgeleistungen (wie Renten, Kauf von Krankenversicherungen und dgl.) ausserhalb der beruflichen Vorsorge in Aussicht stellen und nach ihrem Ausscheiden ausbezahlen. Solche Renten dürfen pro Jahr die letzte an dieses Mitglied ausbezahlte jährliche Grundvergütung nicht übersteigen. Bei Kapitalabfindungen wird der Wert einer Vorsorgeleistung aufgrund anerkannter versicherungsmathematischer Methoden ermittelt.		2
Instead or in addition to benefits pursuant to paragraph 1, the Company and its subsidiaries may directly offer retirement benefits (such as pensions, purchase of medical insurances etc.) outside of the scope of occupational pension benefit regulations to members of the Operating Committee and may pay them out after retirement. Such retirement benefits shall not exceed the last paid out annual base salary of the respective member per year. In the case of lump-sum settlements, the value of a retirement benefit shall be determined based on recognized actuarial methods.

		Art. 36			Art. 36
Weitere Mandate	1	Die Mitglieder des Verwaltungsrates und der Geschäftsleitung halten nicht mehr als die folgende Anzahl weitere Mandate: 1.bis zu 5 Mandate in börsenkotierten Unternehmen; 2.bis zu 10 Mandate in nichtkotierten Unternehmen; 3.bis zu 10 Mandate in Stiftungen, Vereinigungen, wohltätigen Organisationen und anderen Rechtseinheiten.	Further Mandates	1
The members of the Board of Directors and of the Operating Committee shall hold no more than the following numbers of further mandates:

1.up to 5 mandates in listed firms;

2.up to 10 mandates in non-listed firms;

3.up to 10 mandates in foundations, associations, charitable organizations and other legal entities.

	2	Mandate, die in verschiedenen Rechtseinheiten ein und desselben Konzerns oder auf Anordnung der Gesellschaft oder einer anderen Rechtseinheit gemäss Absatz 1 oben gehalten werden (einschliesslich in Vorsorgeeinrichtungen und Gemeinschaftsunternehmen), zählen nicht als separate Mandate, sofern sie die Zahl von 25 zusätzlichen Mandaten nicht übersteigen. Die Überschreitung der in diesem Artikel geregelten Begrenzungen um bis zu zwei zusätzliche Mandate ist für eine kurze Zeitspanne zulässig.		2
Mandates held in different legal entities of the same group or by order of the Company or of another legal entity pursuant to paragraph 1 above (including in pension funds and joint ventures) shall not count as separate mandates, provided that they do not exceed a number of 25 additional mandates. It is admissible to exceed the limitations set forth in this article by up to two additional mandates for a short period of time.

	3	Ein "Mandat" im Sinne dieses Artikels ist ein Mandat in den obersten Leitungs- oder Verwaltungsorganen von Rechtseinheiten, die verpflichtet sind, sich ins Handelsregister oder in ein entsprechendes ausländisches Register eintragen zu lassen, mit Ausnahme der Gesellschaft und Rechtseinheiten, die durch die Gesellschaft kontrolliert werden oder diese kontrollieren.		3
A "mandate" within the meaning of this article shall mean a mandate in superior governing or administrative bodies of legal entities that are obliged to register themselves in the commercial registry or any comparable foreign register except for the Company and any entity controlled by, or controlling, the Company.

		Art. 37			Art. 37
Dauer und Beendigung von Arbeitsverträgen	1	Unbefristete Arbeits- oder Mandatsverträge mit den Mitgliedern der Geschäftsleitung und, falls anwendbar, mit den Mitgliedern des Verwaltungsrats dürfen Kündigungsfristen von bis zu 12 Monaten vorsehen. Befristete Arbeitsverträge mit den Mitgliedern der Geschäftsleitung und, falls anwendbar, mit den Mitgliedern des Verwaltungsrats dürfen eine Dauer von bis zu 12 Monaten aufweisen.	Duration and Termination of Employment Contracts	1
Indefinite employment or service contracts with the members of the Operating Committee and, if applicable, with the members of the Board of Directors may provide notice periods of up to 12 months. Fixed-term employment contracts with the members of the Operating Committee and, if applicable, with members of the Board of Directors are allowed to provide a duration of up to 12 months.

	2	Arbeitsverträge mit Mitgliedern der Geschäftsleitung können nachvertragliche, entschädigte Konkurrenzverbote von maximal 12 Monaten vorsehen, wobei die Karenzentschädigung die jährliche Grundvergütung vor der Beendigung des Arbeitsverhältnisses (pro rata) nicht übersteigen darf.		2
Employment contracts with members of the Operating Committee may provide for compensated non-compete clauses of up to 12 months after termination of the employment, whereby the compensation is not allowed to exceed the annual base salary before the termination of the employment relationship (pro rata).

		Art. 38			Art. 38
Antrittsprämien
Neuen Mitgliedern der Geschäftsleitung darf eine Antrittsprämie (in bar oder in Form von Aktien oder Optionen) ausgerichtet werden, sofern damit Nachteile im Zusammenhang mit dem Stellenwechsel ausgeglichen werden und sie vom genehmigten Gesamtbetrag bzw. Zusatzbetrag nach Artikel 34 abgedeckt ist.
			Sign-on Bonuses
A sign-on bonus (in cash or in the form of shares or options) may be paid out to new members of the Operating Committee provided that it indemnifies for disadvantages in connection with the change of employment and is covered by the approved total amount or the extra amount according to article 34.

		Art. 39			Art. 39
Rechtsnatur		Die Bestimmungen dieses Abschnitts sind gesellschaftsrechtlicher Natur und begründen keine individuellen Leistungsansprüche.	Legal Nature		The provisions of this section are of a company-law nature and do not create individual claims for benefits.

The editorial changes proposed by the Board of Directors include:
-	to re-number all articles and headings;
-	to update cross-references accordingly (in articles 7 para. 5, 12 para. 2, 17 para. 5, 19 para. 3 no. 4, para. 4 and 5, 26 para. 2, 4 and 5).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2014	Coca-Cola HBC AG

	By:	/s/ Michalis Imellos
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development